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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO

                                  (RULE 13e-4)

                                   ----------

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 PUMATECH, INC.

                       (Name of Subject Company (Issuer))

                                   ----------

                                 PUMATECH, INC.

                        (Name of Filing Person (Offeror))

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                       Certain Options to Purchase Common

                        Stock, Par Value $.001 Per Share

                         (Title of Class of Securities)

                                   ----------

                                    745887109

                      (CUSIP Number of Class of Securities)

                            (Underlying Common Stock)

                                   ----------

                                   KELLY HICKS

                                 Vice President

                             CHIEF FINANCIAL OFFICER

                                 Pumatech, Inc.

                       2550 North First Street, Suite 500

                           San Jose, California 95131

                                 (408) 321-7650

                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    Copy to:

                             Adele C. Freedman, Esq.
                             Paul Graffagnino, Esq.

                         General Counsel Associates LLP

                             Mountain View, CA 94043

                                 (650) 428-3900


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                            CALCULATION OF FILING FEE


TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE
    Not applicable                                             Not applicable

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:    Not applicable.
                                      ------------------------------------
           Form or Registration No.:  Not applicable.
                                      ------------------------------------
           Filing party: Not applicable.
                         -------------------------------------------------
           Date filed:   Not applicable.
                         -------------------------------------------------

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

PUMATECH, INC. HAS NOT COMMENCED THE OFFER TO EXCHANGE THAT IS REFERRED TO IN THIS COMMUNICATION. UPON COMMENCEMENT OF SUCH OFFER, PUMATECH, INC. WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A COMPLETED SCHEDULE TO AND RELATED EXHIBITS, INCLUDING THE OFFER TO EXCHANGE, LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS. EMPLOYEES OF PUMATECH WHO ARE OPTION HOLDERS ARE STRONGLY ENCOURAGED TO READ THE SCHEDULE TO AND RELATED EXHIBITS, INCLUDING THE OFFER TO EXCHANGE, LETTER OF TRANSMITTAL AND OTHER RELATED DOCUMENTS, WHEN THESE BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. THE SCHEDULE TO AND RELATED EXHIBITS WILL BE AVAILABLE WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AT WWW.SEC.GOV AND WILL BE AVAILABLE WITHOUT CHARGE FROM PUMATECH TO ALL EMPLOYEES OF PUMATECH WHO ARE OPTION HOLDERS. THE FILING OF THIS PRE-COMMENCEMENT COMMUNICATION ON SCHEDULE TO BY PUMATECH SHALL NOT BE CONSTRUED AS AN ADMISSION BY PUMATECH CORPORATION THAT THE OFFER WILL CONSTITUTE AN ISSUER TENDER OFFER FOR PURPOSES OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND THE RULES PROMULGATED THEREUNDER.

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On September 6, 2001 Pumatech, Inc. issued the following press release:

(PUMA) Pumatech, Inc. Announces Salary Reductions and Plan to Cancel and Replace Certain Options



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San Jose, CA - September 6, 2001 - Pumatech, Inc. (NASDAQ NM: PUMA), a leading provider of enterprise-level software products and services that deliver highly relevant information - wherever and whenever it's needed, today announced that effective October 1, 2001, all officers and corporate vice presidents of the company will forego 10% of their salaries to help the company in its effort to reestablish profitability. Additionally, the company announced all other US based employees would undergo a 5% salary reduction effective January 1, 2002. The Company anticipates annual savings of $1 million once all pay reductions have been implemented and expects to see the full financial benefit of the salary reductions in its third fiscal quarter of 2002.

The Company also announced its board of directors approved a proposal to offer its employees, officers and directors the opportunity to cancel stock options granted to them between September 1999 and June 2001 for an equal number of new options to be granted in the future, on a date more than six months after the date of cancellation of the original options. The Company's board determined that existing options eligible under the terms of the proposal no longer have sufficient value to motivate and retain the optionholders.

The new options will be granted six months and two days following the close of the tender offer and will be priced at the closing market price on that date. Additionally, the replacement grants will have the same terms, vesting start date and vesting schedule as those cancelled. In order to receive the new options, the employees must remain employed by the company until the new grant date. The number of options eligible to be cancelled number approximately 1.42 million shares with a weighted average price of $10.01. As of July 31, 2001, Pumatech had approximately 44.5 million shares issued and outstanding option grants totaling 6.7 million shares.

Pumatech will be filing a tender offer document with the Securities and Exchange Commission (SEC) that provides additional information concerning the stock option exchange and supplemental option grant program. The terms and conditions of the program are subject to change prior to or during the offering period.

About Pumatech

Pumatech, Inc. (NASDAQ: PUMA) provides organizations with a comprehensive suite of enterprise-level software products and services that deliver highly relevant information - wherever and whenever it's needed. The Company's portfolio makes Pumatech a single resource, providing the infrastructure necessary to expand the boundaries of information. Organizations can choose to use Pumatech's ready-made enterprise offerings, or they can leverage Pumatech's professional services team to create custom solutions built upon Pumatech's core enterprise platform. Pumatech's customer and strategic partner base includes Global 2000 companies such as Siebel, Oracle, Yahoo!, NTT DoCoMo, Boeing, CNET and General Motors. The Company has headquarters in Silicon Valley, Tokyo and London. Pumatech offers more information on its products and services at www.pumatech.com.
                                                 ----------------

The forward-looking statements above in this news release, including statements related to savings expected to be realized as a result of the implementation of salary reductions and the timing and likelihood of anticipated return to profitability are forward looking statements based on current expectations and beliefs and are subject to numerous risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ materially include but are not limited to, the accounting treatment of the option exchange program; changes in the trading price of Pumatech common stock during the program and in the period between the cancellation of old options and the issuance of new options under the program; corporate developments affecting Pumatech between the cancellation of old options and the issuance of new options under the program; other factors affecting our ability to retain and hire key executives, technical personnel and other employees in the numbers, with the capabilities, and at the compensation levels needed to implement our business and product plans; general economic conditions and specific conditions in the markets we address, as well as uncertainties related to the effect of continued weakness



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of general economic factors on the overall demand for our products and services, including the timing of market adoption of wireless computing devices, the timely introduction, availability and acceptance of new products and upgrades, the impact of competitive products and pricing, consummation of binding agreements with prospective business partners, as well as additional risk factors, as discussed in the "Risk Factors" section of Pumatech's Annual Report on Form 10-K for the year ended July 31, 2000 and Pumatech's quarterly reports filed from time to time with the U.S. Securities and Exchange Commission. Pumatech disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

Additional Information and Where to Find It

Pumatech expects to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission and, when the offer commences, to provide Pumatech option holders with an Offer to Exchange, Summary Term Sheet and Letter of Transmittal containing information about the stock option exchange and supplemental option grant program. Investors and option holders are urged to read the Schedule TO, the Offer to Exchange, the Summary Term Sheet and the Letter of Transmittal carefully when they become available. The Schedule TO, the Offer to Exchange, the Summary Term Sheet and the Letter of Transmittal will contain important information about Pumatech, the stock option exchange and supplemental option grant program, and related matters. After the Schedule TO and exhibits are filed, investors and option holders will be able to obtain free copies of these documents on the Internet through the Website maintained by the SEC at www.sec.gov. Free copies of these documents may also be obtained from Pumatech by request through the Investor Information section of Pumatech's Website at www.pumatech.com or by mail to Pumatech, Inc., 2550 North First Street, Suite 500, San Jose, California 95131, attention: Investor Relations, telephone: (408) 321-7650.

In addition to the Schedule TO, Offer to Exchange, Summary Term Sheet and Letter of Transmittal, Pumatech files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Pumatech at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Pumatech's filings with the SEC are also available to the public from commercial document-retrieval services and at the Website maintained by the SEC at www.sec.gov.

           Pumatech and the Pumatech logo are trademarks of Pumatech, Inc., that may be registered in certain jurisdictions. Intellisync.com is a servicemark of Pumatech, Inc. All other product and company names may be trademarks of their respective owners.